UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Fundrise Income eREIT V, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11001

Delaware	83-4230217
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering (the “Offering”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

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•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•

our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Note: The information in this Item and elsewhere in this Form 1-K relates to our operations in 2021 and, as the context requires, through the date of the Merger described below.

Merger

Effective March 31, 2022, the Company merged (the “Merger”) into Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”). In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, March 31, 2022. For more information about the Merger, please see the prospectuses filed by the Income Interval Fund on February 18, 2022 found here and here.

Business Overview

Fundrise Income eREIT V, LLC is a Delaware limited liability company formed on April 3, 2019 to originate, invest in and manage a diversified portfolio of real estate investments. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Income eREIT V”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Income eREIT V, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

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Investment Strategy

We originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of commercial real estate loans (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans) and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs, and REIT senior unsecured debt), and other real estate-related assets.

We will seek to create and maintain a portfolio of investments that generate a low volatility income stream that provide attractive and consistent cash distributions. Our focus on investing in debt and debt-like instruments will emphasize the payment of current returns to investors and the preservation of invested capital, with a lesser emphasis on seeking capital appreciation. We expect that our portfolio of investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. We expect to seek a liquidity transaction within five to seven years from the qualification of our initial offering.

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Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Offering Results

We have offered up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). The Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2021 and 2020, we had raised total gross offering proceeds of approximately $64.4 million and $49.2 million, respectively, from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 6,426,000 and 4,918,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2021, approximately 5,656,000 of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

Until June 30, 2020, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares currently is and will continue to be adjusted at the end of each quarterly period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager initially determined to adjust the per share purchase price semi-annually; however, as of September 2021 the per share purchase price is and will continue to be adjusted quarterly, as of January 1st, April 1st, July 1st, and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) our NAV, divided by the number of our common shares outstanding as of the end of the prior period (“NAV per share”).

Below is the NAV per share since June 30, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2020	$10.00	Form 1-U
December 31, 2020	$10.00	Form 1-U
June 30, 2021	$10.11	Form 1-U
September 30, 2021	$10.08	Form 1-U
December 31, 2021	$10.09	Form 1-U
March 31, 2022	$10.04	Form 1-U(1)

(1) This NAV per common share has been updated in connection with the Merger and our shareholders will receive common shares in the Income Interval Fund based on this NAV which will determine the Exchange Ratio.

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Distributions

To qualify as a REIT and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2021.

On July 9, 2020, we paid our first distribution to shareholders for the distribution period of April 1, 2020 through April 30, 2020. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
04/01/2020 – 04/30/2020	0.0005479452	03/30/2020	07/09/2020	2.00%		Form 1-U
05/01/2020 – 05/31/2020	0.0004109589	04/29/2020	07/09/2020	1.50%		Form 1-U
06/01/2020 – 06/30/2020	0.0004109589	05/27/2020	07/09/2020	1.50%		Form 1-U
07/01/2020 – 07/31/2020	0.0004109589	06/29/2020	10/08/2020	1.50%		Form 1-U
08/01/2020 – 08/31/2020	0.0002739726	07/30/2020	10/08/2020	1.00%		Form 1-U
09/01/2020 – 10/01/2020	0.0002739726	08/28/2020	10/08/2020	1.00%		Form 1-U
10/02/2020 – 10/31/2020	0.0002739726	10/01/2020	01/12/2021	1.00%		Form 1-U
11/01/2020 – 11/30/2020	0.0002739726	10/29/2020	01/12/2021	1.00%		Form 1-U
12/01/2020 – 12/31/2020	0.0008219178	11/25/2020	01/12/2021	3.00%		Form 1-U
01/01/2021 – 01/31/2021	0.0009589041	12/29/2020	04/13/2021	3.50%		Form 1-U
02/01/2021 – 02/28/2021	0.0011643836	01/28/2021	04/13/2021	4.25%		Form 1-U
03/01/2021 – 03/31/2021	0.0011643836	02/25/2021	04/13/2021	4.25%		Form 1-U
04/01/2021 – 04/30/2021	0.0011643836	03/30/2021	07/13/2021	4.25%		Form 1-U
05/01/2021 – 05/31/2021	0.0017808219	04/29/2021	07/13/2021	6.50%		Form 1-U
06/01/2021 – 06/30/2021	0.0020547945	05/28/2021	07/13/2021	7.50%		Form 1-U
07/01/2021 – 07/31/2021	0.0021917808	06/29/2021	10/12/2021	8.00%		Form 1-U
08/01/2021 – 08/31/2021	0.0024657534	07/28/2021	10/12/2021	9.00%		Form 1-U
09/01/2021 – 10/01/2021	0.0027397260	08/27/2021	10/12/2021	10.00%		Form 1-U
10/02/2021 – 10/31/2021	0.0026027397	10/01/2021	01/11/2022	9.50%		Form 1-U
11/01/2021 – 11/30/2021	0.0026027397	10/27/2021	01/11/2022	9.50%		Form 1-U
12/01/2021 – 12/31/2021	0.0026027397	11/29/2021	01/11/2022	9.50%		Form 1-U
01/01/2022 – 01/31/2022	0.0031506849	12/29/2021	04/21/2022(3)	11.50%		Form 1-U
02/01/2022 – 02/28/2022	0.0019178082	01/28/2022	04/21/2022(3)	7.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0012328767	02/25/2022	04/21/2022(3)	4.52%		Form 1-U
Weighted Average	0.0013962907(4)			5.10	%(5)

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(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	To be distributed by the Income Interval Fund following completion of the Merger as described above.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2020 through March 31, 2022.

(5)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of December 31, 2021, approximately 976,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

In advance of the Merger, the Manager determined to suspend the processing of redemptions under our redemption plan effective January 1, 2022. Shareholders will have the opportunity to redeem shares from the Income Interval Fund, in accordance with its repurchase policy.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

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We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider such inputs as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments, cash flow distributions from equity method investees, and for income to primarily be derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

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Results of Operations

For the years ended December 31, 2021 and 2020, we had total net income of approximately $2.5 million and $537,000, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2021 and 2020, we earned interest revenue of approximately $3.2 million and $889,000, respectively, from our real estate debt investments. The increase in interest revenue is primarily attributable to additional capital being deployed to debt investments in 2021.

Other Revenue

For the years ended December 31, 2021 and 2020, we earned other revenue of approximately $69,000 and $80,000, respectively, which was primarily due to dividends earned from our money market investments. The decrease is primarily due to the discontinuation of the money market investment program subsequent to August 2020, partially offset by an increase in servicing fee and extension fee income in 2021 compared to 2020.

Expenses

General and Administrative Expenses

For the years ended December 31, 2021 and 2020, we incurred general and administrative expenses of approximately $225,000 and $279,000, respectively, which includes auditing and professional fees, transfer agent fees, bank fees, software and subscription fees, and other costs associated with operating our business. The decrease in general and administrative expenses is primarily due to a decrease in compliance and professional fees.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2021 and 2020, we incurred asset management fees due to the Manager of approximately $371,000 and $169,000, respectively. The increase in the amount of asset management fees is due to the expiration of the fee waiver period in 2020 (see Note 8, Related Party Arrangements for further information) and an increase in NAV year over year.

Other Income (Expense)

Interest Expense – Related Party

For the years ended December 31, 2021 and 2020, we incurred interest expense of approximately $136,000 and $0, respectively. The increase is due to the three related party notes executed in May, June, and July of 2021. All three related party notes were paid off in December 2021. No related party notes were outstanding as of December 31, 2021. There were no similar debt arrangements for the prior year period. See Note 8, Related Party Arrangements for further information.

Our Investments

As of December 31, 2021, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
HM Senior Loan	Atlanta, GA	Land	03/09/2020	9.0%	03/09/2023	$9,460,000	83.7%	68.9%	Initial
Vose VN Senior Loan	Van Nuys, CA	Multifamily	11/09/2020	9.8%	11/09/2021	$12,500,000	85.0%	-	Initial

10

Mezzanine Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Oakridge Mezzanine Loan(6)	Forney, TX	Multifamily	10/23/2020	12.5%	10/23/2023	$12,611,596	-	80.3%	Initial Update

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rates presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rates that may occur in the future.

(2)	Maturity Date refers to the initial maturity date for the HM Senior Loan and Avilla Oakridge Mezzanine Debt and does not take into account any extensions that may be available. The Vose VN Senior Loan's maturity date was extended from the initial maturity date of November 9, 2021 to the new maturity date of May 9, 2022.

(3)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On July 22, 2021, we executed an amendment to Oakridge Mezzanine Loan increasing the maximum principal balance to approximately $12.6 million. The revised LTC ratio of the Oakridge Mezzanine Loan, aggregate with the senior loan, is 80.7%.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
4 Fifty Five JV LLC	Antioch, TN	Multifamily	04/16/2021	$5,252,000	Initial
Liberty Hills JV LP	Houston, TX	Multifamily	04/23/2021	$7,031,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of December 31, 2021, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

As of December 31, 2021, the Company had one investment in debt securities, which was classified as held-to-maturity, of approximately $43,000. See Note 3, Investments in Debt Securities, in our financial statements, for further information.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2021, we had deployed approximately $49.1 million to acquire seven investments and had approximately $8.6 million in cash and cash equivalents on hand. As of December 31, 2021 the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending, and we anticipate that cash on hand, distributions from equity method investments, and future offerings and proceeds from related party notes will provide sufficient liquidity to meet future funding commitments and costs of operations.

We have no outstanding Company level debt as of March 31, 2022 and December 31, 2021, respectively. In advance of the Merger, the Company fully redeemed its investment in National Lending of approximately $2.3 million on March 21, 2022. As of March 31, 2022, the Company merged with and into the Income Interval Fund, which was the surviving entity. Accordingly, as of April 1, 2022 the Company no longer has any capital commitments.

11

Outlook and Recent Trends

Despite an evolving COVID-19 landscape with continued case flare-ups from new variants like Delta and Omicron, 2021 saw a resounding rebound from 2020’s lockdown recession. According to Federal Reserve Economic Data published by the Federal Reserve Bank of St. Louis, the U.S. economy had fully recovered and overtaken its pre-COVID size in Q1 2021 when it logged 6.3% annualized growth. The elevated pace of annualized growth continued in Q2 2021 at 6.7%, and while this slowed in Q3 2021 to 2.3%, according to Federal Reserve Economic Data’s most recent estimates, the outlook is growth accelerated again in Q4 2021 projecting a 7.0% annualized growth rate. In turn, 2021 market performance was strong and widespread. The S&P returned 26.9% for the year, and, after being particularly hard hit in 2020, real estate saw strong relative performance with the Vanguard Real Estate Index returning 40.4% in 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. While the impacts from the war in Ukraine are currently unpredictable; it is possible that the event will negatively impact both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential and industrial logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

•	Apartment REITs outperformed the broader REIT sector in 2021, returning 64% (vs. 43% for all sectors). This follows underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

•	Single-Family Rental (“SFR”) continued to outperform the broader REIT sector in 2021, returning 53%, building on outperformance in 2020 (6%).

•	Industrial returned 62% in 2021, following substantial outperformance in 2020 (12%).

•	Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), commercial sectors continued to underperform the broader REIT index in 2021 (Office 22%, Lodging 18%); Retail REITs returned 52% in 2021 after posting the worst performance among REIT sectors in 2020 (-25%).

Multi-Family and Single-Family rent growth reached historic levels in 2021. Per Yardi Matrix’s November 2021 report, Multi-Family asking rents were up 13.5% year-over-year while Single-Family rents were up 14.7% year-over-year. This rent growth coupled with pronounced cap rate compression has driven significant valuation increases in residential real estate in 2021.

Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

As of March 31, 2022, the Company merged with and into the Income Interval Fund, which was the surviving entity. Accordingly, as of April 1, 2022 the Company no longer holds any real estate assets.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our financial statements.

12

Recent Developments

Investments

The following tables summarize the real estate investments acquired by or repaid to the Company since December 31, 2021 through March 31, 2022.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTV (5)	LTC (6)	Overview (Form 1-U)
HM Senior Loan (7)	Atlanta, GA	Land	03/09/2020	9.0%	03/09/2023	$9,460,000	83.7%	68.9%	Initial Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rates presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rates that may occur in the future.

(3)	Maturity Date refers to the initial maturity date and does not take into account any extensions that may be available.

(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.

(5)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(6)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(7)	On March 1, 2022, the borrower paid back the HM Senior Loan for the full amount of principal, plus accrued interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 9.1%.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
The Mason Gainesville Controlled Subsidiary	Gainesville, FL	Multifamily	03/21/2022	11.0%	09/21/2025	$6,587,000	-	72.4%	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

13

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2022	Beginning on January 1, 2022 the per share purchase price of our common shares was updated to $10.09 due to a quarterly change in NAV. More information can be found here.

Share Redemptions	01/01/2022	Effective January 1, 2022, the Manager determined to suspend the processing of redemptions under our redemption plan in advance of the Merger.

Declaration of February 2022 Distributions	01/28/2022	On January 28, 2022, our Manager declared a daily distribution of $0.0019178082 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022. More information can be found here.

Declaration of March 2022 Distributions	02/25/2022	On February 25, 2022, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2022 and ending on March 31, 2022. More information can be found here.

Redemption from National Lending	03/21/2022	On March 21, 2022, the Company fully redeemed its investment in National Lending of approximately $2.3 million.

Share Purchase Price Update	03/31/2022	Beginning on March 31, 2022, the per share purchase price of our common shares was updated to $10.04 due to a quarterly change in NAV. More information can be found here.

Status of our Offering	03/31/2022

As of March 31, 2022, we had raised total gross offering proceeds of approximately $78.9 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 7,863,000 of our common shares.

Merger	03/31/2022

Effective March 31, 2022, the Company completed the Merger with the Income Interval Fund. In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon Exchange Ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, March 31, 2022. For more information about the Merger, please see the prospectuses filed by the Income Interval Fund on February 18, 2022 found here and here.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

14

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of March 31, 2022 the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	45	Chief Executive Officer
Brandon T. Jenkins	36	Chief Operating Officer
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	41	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as Chief Financial Officer of our Manager and has served in such capacities with our Sponsor since June 2021. Prior to joining our Sponsor in June 2021, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

15

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2022 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	-	-
Bjorn J. Hall	88	*
Alison A. Staloch	-	-
All directors and executive officers of our Manager as a group (4 persons)	88	*

*	Represents less than 1.00% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

16

Item 7.	Financial Statements

Index to THE FINANCIAL STATEMENTS of

Fundrise Income ereit V, LLC

17

Independent Auditor's Report

Members

Fundrise Income eREIT V, LLC

Opinion

We have audited the financial statements of Fundrise Income eREIT V, LLC (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Merger

As discussed in Note 1 to the financial statements, the Company merged into the Fundrise Income Real Estate Fund, LLC on March 31, 2022. In connection with the merger, the shareholders of the Company received common shares of Fundrise Income Real Estate Fund, LLC based on an agreed upon exchange ratio. The financial statements do not include any adjustments in relation to this merger. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

F-1

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 11, 2022

F-2

Fundrise Income eREIT V, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2021	As of December 31, 2020
ASSETS
Cash and cash equivalents	$8,649	$14,899
Deposits	-	8,619
Other assets	5	5
Investments in debt securities	43	43
Real estate debt investments	35,636	23,458
Investments in equity method investees	13,860	1,953
Total Assets	$58,193	$48,977

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$81	$72
Deferred interest revenue	1,151	2,903
Due to related party	94	178
Settling subscriptions	917	-
Distributions payable	1,609	327
Redemptions payable	712	1,733
Other liabilities	16	39
Total Liabilities	4,580	5,252

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 6,426,045 and 4,917,590 issued and 5,450,345 and 4,379,964 outstanding as of December 31, 2021 and 2020, respectively	54,631	43,789
Accumulated deficit	(1,018)	(64)
Total Members’ Equity	53,613	43,725
Total Liabilities and Members’ Equity	$58,193	$48,977

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Income eREIT V, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue
Interest revenue	$3,177	$889
Other revenue	69	80
Total revenue	3,246	969

Expenses
Asset management and other fees – related party	371	169
General and administrative expenses	225	279
Total expenses	596	448

Other (expense) income
Interest expense – related party	136	-
Equity in (losses) earnings	(7)	15
Gain on sale of investment of debt securities	-	1
Total other (expense) income	(143)	16

Net income	$2,507	$537

Net income per basic and diluted common share	$0.59	$0.15
Weighted average number of common shares outstanding, basic and diluted	4,275,444	3,563,791

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Income eREIT V, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2019	250,225	$2,499	$(5)	$2,494
Proceeds from issuance of common shares	4,667,365	46,674	-	46,674
Offering costs	-	(108)	-	(108)
Distributions declared on common shares	-	-	(596)	(596)
Redemptions of common shares	(537,626)	(5,276)	-	(5,276)
Net income	-	-	537	537
December 31, 2020	4,379,964	43,789	(64)	43,725
Proceeds from issuance of common shares	1,508,455	15,206	-	15,206
Offering costs	-	(88)	-	(88)
Distributions declared on common shares	-	-	(3,461)	(3,461)
Redemptions of common shares	(438,074)	(4,276)	-	(4,276)
Net income	-	-	2,507	2,507
December 31, 2021	5,450,345	$54,631	$(1,018)	$53,613

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Income eREIT V, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net income	$2,507	$537
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in losses (earnings)	7	(15)
Interest revenue received in kind	(1,084)	(18)
Organizational expense	-	16
Return on investment from equity method investees	148	-
Changes in assets and liabilities:
Net (increase) decrease in other assets	-	(1)
Net increase (decrease) in accounts payable and accrued expenses	9	43
Net increase (decrease) in deferred interest revenue	(1,752)	2,903
Net increase (decrease) in due to related party	(84)	86
Net increase (decrease) in other liabilities	(23)	39
Net cash provided by (used in) operating activities	(272)	3,590
INVESTING ACTIVITIES:
Investment in debt securities	-	(43)
Investment in real estate debt investments	(11,131)	(23,440)
Repayment of real estate debt investments	37	-
Investment in equity method investees	(12,534)	(1,937)
Return of investment from equity method investees	472	-
Release of deposits	11,765	-
Issuance of deposits	(3,146)	(8,619)
Net cash provided by (used in) investing activities	(14,537)	(34,039)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	15,206	46,196
Redemptions paid	(5,297)	(3,543)
Proceeds from settling subscriptions	917	-
Distributions paid	(2,179)	(257)
Offering costs paid	(88)	(33)
Net cash provided by (used in) financing activities	8,559	42,363

Net (decrease) increase in cash and cash equivalents	(6,250)	11,914
Cash and cash equivalents, beginning of period	14,899	2,985
Cash and cash equivalents, end of period	$8,649	$14,899
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Distributions reinvested in Fundrise Income eREIT V, LLC through programs offered by Fundrise Advisors, LLC	$-	$12

The accompanying notes are an integral part of these financial statements.

F-6

Fundrise Income eREIT V, LLC

Notes to the Financial Statements

For the Years Ended December 31, 2021 and 2020

1.	Formation and Organization

Fundrise Income eREIT V, LLC was formed on April 3, 2019, as a Delaware limited liability company and substantially commenced operations on December 6, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT V, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to continue operating in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of December 31, 2021, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Under this Offering, a maximum of $75.0 million of the Company’s common shares could be sold to the public in any given twelve-month period. The Manager has the authority to issue an unlimited number of common shares.

As of December 31, 2021 and 2020, after redemptions, the Company has net common shares outstanding of approximately 5,450,000 and 4,380,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2021 and 2020, the Sponsor owned 500 common shares. In addition, as of December 31, 2021 and 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $10,000. As of December 31, 2021 and 2020, the total amount of equity issued by the Company on a gross basis was approximately $64.4 million and $49.2 million, respectively, and the total amount of settling subscriptions was approximately $917,000 and $0, respectively. These amounts were based on a $10.08 and $10.00, respectively, per share price.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the years ended December 31, 2021 and 2020, approximately $0 and $12,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

Merger

Effective March 31, 2022, the Company merged (the “Merger”) into Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”). In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, March 31, 2022. The Income Interval Fund was the surviving entity.

F-7

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation. "Redemptions - common shares" amounts have been reclassified as “Common shares, net of redemptions” and "Accrued interest, PIK" amounts have been reclassified as "Real estate debt investments".

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs as of December 31 2021 or 2020.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of Offerings, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum NAV, as described below.

F-8

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will recognize a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organization and Offering Costs(1):	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Costs incurred by the Manager
Beginning balance	$131	$91
Costs incurred during the period	7	40
Ending balance	138	131
Less: cumulative costs reimbursed to Manager	(136)	-
Less: costs payable to Manager	(1)	(91)
Total costs subject to reimbursement in a future period	$1	$40

(1)	The Hurdle Rate was met as of December 31, 2020.

Of the total costs reimbursed to the Manager as of December 31, 2021 and 2020, approximately $0 and $16,000, respectively, was related to organizational costs and is included as a general administrative expense in the statements of operations.

During the years ended December 31, 2021 and 2020, the Company directly incurred offering costs of approximately $42,000 and $33,000, respectively. Of such amounts, approximately $1,000 and $0 were due and payable to the Manager as of December 31, 2021 and 2020, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-9

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the years ended December 31, 2021 and 2020, we did not have any TDRs. During the years ended December 31, 2021 and 2020, no impairment losses were recorded related to real estate debt investments.

Deferred Interest Revenue

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces deferred interest revenue until such time that the deferred interest revenue is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue will be applied to the real estate debt investment balance upon redemption.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investment in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

F-10

As of December 31, 2021 and 2020, all of our investments in debt securities were classified as held-to-maturity and carried at amortized cost on our balance sheets. During the years ended December 31, 2021 and 2020, we did not identify any declines in the fair value of our investments in debt securities.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements for the years ended December 31, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of December 31, 2021 and 2020.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-11

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the years ended December 31, 2021 and 2020. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets, net” in our balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Debt Securities

During the years ended December 31, 2021 and 2020, we purchased zero and two investments in debt securities, respectively, which were classified as held-to-maturity, as we have both the intent and ability to hold these investments to maturity. On October 30, 2020, one investment in debt securities was called prior to its maturity date, resulting in a realized gain of approximately $1,000, which was recognized as other income in the statements of operations for the year ended December 31, 2020. One investment remains outstanding as of December 31, 2021 and 2020. Held-to-maturity securities consisted of the following as of December 31, 2021 and 2020 (amounts in thousands):

	Amortized	Gross Unrealized		Estimated Fair
	Cost	Gains	Losses	Value
December 31, 2021
Held-to-maturity securities:
Debt securities	$43	$1	$-	$44
December 31, 2020
Held-to-maturity securities:
Debt securities	$43	$2	$-	$45

F-12

The contractual maturity of the investment as of December 31, 2021, was as follows (amounts in thousands):

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
Within 1 year	$-	$-
After 1 year through 5 years	43	44
After 5 years through 10 years	-	-
After 10 years	-	-
	$43	$44

The contractual maturity of the investment as of December 31, 2020, was as follows (amounts in thousands):

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
Within 1 year	$-	$-
After 1 year through 5 years	43	45
After 5 years through 10 years	-	-
After 10 years	-	-
	$43	$45

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$23,458	$-
Interest revenue received in kind	1,084	18
Investments(1)	11,131	23,440
Principal repayments (2)	(37)	-
Ending balance	$35,636	$23,458

(1)	No new investments were added during the year ended December 31, 2021, but borrowers have drawn additional funds on existing real estate debt investments in the amount of approximately $11.1 million. Investments as of December 31, 2021 and 2020 include two senior debt investments and one mezzanine loan.
(2)	The principal repayments as of December 31, 2021 includes a partial repayment on one senior debt investment.

As of December 31, 2021 and 2020, there were no discount or origination costs, or fees that were included in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented grouped with “Real Estate Debt Investments” in these financial statements.

F-13

The following table presents the Company’s investments in real estate debt investments as of December 21, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	2	$21,923	$-	$21,923
Mezzanine loan	1	13,713	-	13,713
Balance as of December 31, 2021	3	$35,636	$-	$35,636

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments as of December 31, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	2	$12,463	$9,460	$-	$-
Mezzanine loan	1	-	13,713	-	-
Balance as of December 30, 2021	3	$12,463	$23,173	$-	$-

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	2	$21,960	$-	$21,960
Mezzanine loan	1	1,498	10,144	1,498
Balance as of December 31, 2020	3	$23,458	$10,144	$23,458

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	2	$12,500	$9,460	$-	$-
Mezzanine loan	1	-	1,498	-	-
Balance as of December 31, 2020	3	$12,500	$10,958	$-	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2021 and 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-14

5.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$1,953	$1
New investments in equity method investees	12,534	1,937
Distributions received	(620)	-
Equity in earnings of equity method investees	(7)	15
Ending balance	$13,860	$1,953

As of December 31, 2021 and 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in November 2019, an initial 0.01% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 8, Related Party Arrangements. As of December 31, 2021, the Company has contributed approximately $2.2 million for a 3.27% ownership in National Lending.

(2)	Acquired in April 2021, a 26.7% non-controlling member interest in 4 Fifty Five JV LLC, whose activities are carried out through the majority-owned subsidiary asset: Lyric on Bell, a multifamily complex in Antioch, TN.

(3)	Acquired in April 2021, a 37.5% non-controlling member interest in Liberty Hills JV LP, whose activities are carried out through the majority-owned subsidiary asset: Haven at Liberty Hills, a multifamily complex in Houston, TX.

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	National Lending	4 Fifty Five JV LP		Liberty Hills JV LP
Condensed balance sheet information:	As of December 31, 2021	As of December 31, 2021		As of December 31, 2021
Real estate assets, net	$-	$40,812		$25,502
Other assets	69,017	868		1,283
Total assets	$69,017	$41,680		$26,785

Mortgage notes payable	$-	$28,087		$20,132
Other liabilities	3	888		1,084
Equity	69,014	12,705		5,569
Total liabilities and equity	$69,017	$41,680		$26,785
Company’s equity investment, net	$2,245	$4,990	(1)	$6,625	(1)

	National Lending	4 Fifty Five JV LP		Liberty Hills JV LP
Condensed income statement information:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2021		For the Year Ended December 31, 2021
Total revenue	$1,243	$4,804		$3,877
Total expenses	47	5,432		3,343
Net income (loss)	$1,196	$(628)		$534
Company’s equity in net income (loss) of investee	$41	$(138	)(1)	$90	(1)

(1)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of December 31, 2021.

F-15

As of and for the year ended December 31, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2020
Real estate assets, net	$-
Other assets	52,950
Total assets	$52,950

Mortgage notes payable	$-
Other liabilities	2
Equity	52,948
Total liabilities and equity	$52,950
Company's equity investment, net	$1,953

Condensed income statement information:	National Lending, LLC As of December 31, 2020
Total revenue	$629
Total expenses	35
Net income (loss)	$594
Company’s equity in net income (loss) of investee	$15

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outline the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2021 and 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0011643836	140		01/28/2021	140	04/13/2021
March 1, 2021 through March 31, 2021	0.0011643836	155		02/25/2021	155	04/13/2021
April 1, 2021 through April 30, 2021	0.0011643836	144		03/30/2021	144	07/13/2021
May 1, 2021 through May 31, 2021	0.0017808219	229		04/29/2021	229	07/13/2021
June 1, 2021 through June 31, 2021	0.0020547945	256		05/28/2021	256	07/13/2021
July 1, 2021 through July 31, 2021	0.0021917808	282		06/29/2021	282	10/12/2021
August 1, 2021 through August 31, 2021	0.0024657534	312		07/28/2021	312	10/12/2021
September 1, 2021 through October 1, 2021	0.0027397260	334		08/27/2021	334	10/12/2021
October 2, 2021 through October 31, 2021	0.0026027397	326		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0026027397	334		10/27/2021	-	01/11/2022
December 1, 2021 through December 30, 2021	0.0026027397	411		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0031506849	538	(2)	12/29/2021	-	04/21/2022
Total		$3,461			$1,852

F-16

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
April 1, 2020 through April 30, 2020	0.0005479452	$51		03/30/2020	$51	07/09/2020
May 1, 2020 through May 31, 2020	0.0004109589	45		04/29/2020	45	07/09/2020
June 1, 2020 through June 30, 2020	0.0004109589	47		05/27/2020	47	07/09/2020
July 1, 2020 through July 31, 2020	0.0004109589	52		06/29/2020	52	10/08/2020
August 1, 2020 through August 31, 2020	0.0002739726	37		07/30/2020	37	10/08/2020
September 1, 2020 through October 1, 2020	0.0002739726	37		08/28/2020	37	10/08/2020
October 2, 2020 through October 31, 2020	0.0002739726	39		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0002739726	37		10/29/2020	-	01/12/2021
December 1, 2020 through December 30, 2020	0.0008219178	116		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0009589041	135	(3)	12/29/2020	-	04/13/2021
Total		$596			$269

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2021 and 2020, total distributions declared to related parties were approximately $1,000 and $0, respectively.
(2)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 financial statements, and is scheduled to be paid within three weeks after the end of March 2022.
(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $130,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-17

As of December 31, 2021 and 2020, the Company’s significant financial instruments consist of cash and cash equivalents, investments in debt securities, and real estate debt investments (inclusive of interest revenue received in kind). With the exception of real estate debt investments and investments in debt securities (for which fair values were previously disclosed above), the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of December 31, 2021 and 2020, the aggregate carrying value of our real estate debt investments (inclusive of interest revenue received in kind), was approximately $35.7 million and $23.5 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 9% to 12.5%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2021 and 2020, the Manager incurred approximately $7,000 and $9,000 of operational costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $1,000 was due and payable.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until June 30, 2020 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager agreed, for a period from inception until December 31, 2019 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through June 30, 2020.

Accordingly, during the years ended December 31, 2021 and 2020 we have incurred asset management fees of approximately $371,000 and $169,000 respectively. As of December 31, 2021 and 2020, approximately $87,000 and $84,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of December 31, 2021 and 2020, the Manager has not incurred any development management fees that are payable to the Manager. For the years ended December 31, 2021 and 2020, no development management fees have been incurred or paid to the Manager.

F-18

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2021 and 2020, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2021 and 2020, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of December 31, 2021 and 2020, no equity investments have been disposed of and no disposition fees are payable to the Manager. Accordingly, for the years ended December 31, 2021 and 2020, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2021 and 2020, the Company purchased zero and three investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2021 and 2020, fees of approximately $7,000 and $10,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of December 31, 2021 and 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the Sponsor incurred approximately $35,000 and $25,000, respectively, of operational costs on our behalf. As of December 31, 2021 and 2020, approximately $5,000 and $2,000 was due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2021 and 2020, the Company has contributed approximately $2.2 million and $1.9 million for a 3.27% and a 3.72% ownership in National Lending, respectively.

F-19

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us who have contributed in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. During the year ended December 31, 2021, we had entered into three promissory notes totaling in the principal amount of $8.0 million, each with an interest rate of 3.5% per annum. All the promissory notes were paid off in December 2021. As of December 31, 2021 and 2020, we had no promissory notes due to National Lending.

For the years ended December 31, 2021 and 2020, the Company incurred approximately $136,000 and $0, respectively, in interest expense on promissory notes with National Lending. We had no outstanding accrued interest due to National Lending as of December 31, 2021 and 2020.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2021 and 2020, approximately $1,000 and $40,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 11, 2022 for potential recognition or disclosure.

Share Redemptions

In advance of the Merger, the Manager determined to suspend the processing of redemptions under our redemption plan effective January 1, 2022.

Redemption from National Lending

In advance of the Merger, the Company fully redeemed its investment in National Lending of approximately $2.3 million on March 21, 2022.

Offering

As of March 31, 2022, we had raised total gross offering proceeds of approximately $78.9 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 7,863,000 of our common shares.

F-20

Merger

Effective March 31, 2022, the Company merged into the Income Interval Fund. In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, March 31, 2022.

New Investments

As of April 11, 2022, the Company made one additional real estate investment in the amount of approximately $3.3 million.

Principal Repayments

As of April 11, 2022, the Company received full repayment for one real estate debt investment, including principal of approximately $9.5 million and outstanding interest of approximately $100,000.

F-21

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof filed as exhibit 2.1 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
2.2**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as exhibit 2.2 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
4.1**	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as exhibit 4.1 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
6.1**	Form of License Agreement between Fundrise Income eREIT V, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as exhibit 6.1 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
6.2**	Form of Fee Waiver Support Agreement between Fundrise Income eREIT V, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as exhibit 6.2 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as exhibit 6.3 to the Company’s Offering Circular on Form 1-A on September 30, 2019)
6.4**	Form of Agreement of Merger and Plan of Reorganization, dated as of February 15, 2022, by and among Fundrise Income Real Estate Fund, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019 LLC, Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC and Fundrise Real Estate Investment Trust, LLC (incorporated by reference to the copy thereof filed as Exhibit A to the Information Statement on Form 424B3 on February 17, 2022).
6.5**	Fundrise Interval Fund Form N-14
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Previously filed

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 11, 2022.

Fundrise Income eREIT V, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 11, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 11, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)

19